File No 70-

                    SECURITIES AND EXCHANGE COMMISSION
                         Washington, D. C. 20549

                         APPLICATION/DECLARATION
                                ON FORM U-1
                                 UNDER THE
                PUBLIC UTILITY HOLDING COMPANY ACT OF 1935


                          Northeast Utilities
                          174 Brush Hill Road
                      West Springfield, MA  01089

(Names of companies filing this statement and addresses of principal executive offices)

                           NORTHEAST UTILITIES
                  (Name of top registered holding company)

                            Cheryl W. Grise
            Senior Vice President, Secretary and General Counsel
                   Northeast Utilities Service Company
                           107 Selden Street
                           Berlin, CT 06037
                 (Name and address of agent for service)

The Commission is requested to mail signed copies of all orders, notices and communications to:

Jeffrey C. Miller                           David R. McHale
Assistant General Counsel                   Vice President and Treasurer
Northeast Utilities                         Northeast Utilities
Service Company                             Service Company
P.O. Box 270                                P.O. Box 270
Hartford, CT 06141-0270                     Hartford, CT 06141-0270

ITEM 1
Description of Proposed Transaction

     1. The purpose of this Application/Declaration is to seek the Commission's authorization for Northeast Utilities ("NU"), a public utility holding company registered under the Public Utility Holding Company Act of 1935 (the "Act"), to issue guarantees and other forms of credit support (collectively, the "Guarantee") to or for the benefit of its utility subsidiary, Holyoke Water Power Company (HWP") in an aggregate amount not to exceed $45 million through June 30, 2004 to support HWP's obligations under certain Reimbursement Agreements described herein.

Background

     2. HWP, a Massachusetts corporation formed in 1859 and located in Holyoke, Massachusetts, is a public utility under the Act, but is considered a manufacturing company under Massachusetts law. HWP furnishes retail electric service to approximately 32 retail customers in and around Holyoke under contracts at negotiated rates and sells power to its wholly-owned subsidiary, Holyoke Power and Electric Company, at rates accepted by FERC. HWP owns 200 Mw of generating assets, 13.3 pole miles (14.5 circuit miles) of overhead transmission lines, 18.47 pole miles of overhead distribution lines and 2.24 bank miles (4.3 cable miles) of underground distribution lines.

     3. In 1988, the City of Holyoke, Massachusetts, acting by and through its Industrial Development Financing Authority ("IDFA") issued $8,000,000 aggregate principal amount of its Pollution Control Revenue Refunding Bonds (Holyoke Water Power Company Project) Series 1988 (the "1988 Bonds") pursuant to an Indenture of Trust dated as of November 1, 1988 (the "1988 Indenture"), between IDFA and Baybank Middlesex, as trustee, and lent the proceeds of the sale of the 1988 Bonds to HWP pursuant to a Loan Agreement between IDFA and HWP, dated as of November 1, 1988. In order to provide security for the payment when due of the principal of, and interest on, the 1988 Bonds, HWP requested Toronto Dominion Bank ("TD") to issue an irrevocable letter of credit (the "1988 TD LOC") initially in the amount of $8,666,667 pursuant to a Reimbursement and Security Agreement (the "1988 Reimbursement Agreement").

     4. In 1990, The Massachusetts Industrial Finance Agency ("MIFA") issued $15,300,000 aggregate principal amount of its Pollution Control Revenue Bonds (Holyoke Water Power Company Project) Series 1990 (the "1990 Bonds") pursuant to an Indenture of Trust dated as of December 1, 1990 (the "1990 Indenture"), between the MIFA and Baybank Middlesex, as trustee, and lent the proceeds of the sale of the 1990 Bonds to HWP pursuant to a Loan Agreement between MIFA and HWP, dated as of December 1, 1990. In order to provide security for the payment when due of the principal of, and interest on, the 1990 Bonds, HWP requested TD to issue an irrevocable letter of credit (the "1990 TD LOC") initially in the amount of $16,575,000 pursuant to a Reimbursement and Security Agreement (the "1990 Reimbursement Agreement").

     5. In 1992, MIFA issued, pursuant to a Loan and Trust Agreement dated as of December 1, 1992 (the "1992 Indenture") $15,000,000 aggregate principal amount of Massachusetts Industrial Finance Agency Pollution Control Refunding Revenue Bonds (Holyoke Water Power Company Project - 1992 Series A) (the "1992 Bonds"). In order to provide security for the payment when due of the principal of, and interest on, the 1992 Bonds, HWP requested Canadian Imperial Bank of Commerce, New York Agency ("CIBC") to issue an irrevocable letter of credit in the amount of $15,222,000 (the "CIBC LOC") pursuant to a Letter of Credit and Reimbursement Agreement (the "1992 Reimbursement Agreement" and, collectively with the 1988 Reimbursement Agreement and the 1990 Reimbursement Agreement, the "Reimbursement Agreements").

     6. Pursuant to provisions in each of the Reimbursement Agreements, HWP agreed, among other things, that, so long as the letter of credits were outstanding, it would not allow the ratio of its common equity to total capitalization to decline below 30%. In addition, in connection with each of the Reimbursement Agreements, NU entered into equity support agreements on behalf of HWP (the "NU Support Agreements"). These agreements were in the nature of contractual undertakings on the part of NU to maintain specified ownership levels in HWP and to cause HWP to maintain a minimum common equity to capitalization ratio.

     7. In October 2000, HWP entered into a Memorandum of Understanding (the "MOU") with the City of Holyoke Gas & Electric Department pursuant to which the two parties are negotiating the proposed sale of certain of HWP's assets (the "Subject Assets"). As a result of the proposed sale and as a consequence of entering into the MOU, HWP has recognized a reduction of $33.4 million ($19.7 million after taxes) in the carrying value of the Subject Assets and its resulting common equity ratio of 6.79% at December 31, 2000 fails the consolidated common equity maintenance covenant contained in each of the Reimbursement Agreements.

     8. HWP has asked TD and CIBC (collectively, the "Banks") to consent to the decline in HWP's common equity to capitalization ratio as a result of the sale of the Subject Assets and the Banks have agreed, conditioned upon the issuance by NU of guarantees or other forms of credit support guaranteeing HWP's obligations under the Reimbursement Agreements. If such guarantees are not issued, HWP will be in default under the Reimbursement Agreements and NU will be in default under the NU Support Agreements. Accordingly, NU requests Commission authorization to issue the Guarantees to support HWP's obligations under the Reimbursement Agreements.

     9. The Guarantees may take the form of NU agreeing to guarantee, undertake reimbursement obligations, assume liabilities or other obligations with respect to, the letters of credit, evidences of indebtedness, and other obligations undertaken by HWP under the Reimbursement Agreements. NU undertakes that any Guarantees it issues will be without recourse to any other operating company in the NU system.

ITEM 2
Fees, Commissions and Expenses

     10. The fees, commissions and expenses paid or incurred, or to be paid or incurred, directly or indirectly, in connection with the proposed transactions by the Applicants are not expected to exceed $10,000 and are expected to be comprised primarily of fees for ordinary legal and accounting services. None of such fees, commissions or expenses will be paid to any associate company or affiliate of NU except for payments to Northeast Utilities Service Company services.

ITEM 3
Applicable Statutory Provisions

11. The sections of the Act and the related regulations of the Commission which are or may be applicable to the transactions as herein proposed are set forth below:

Loan guarantees or other forms of Sections 9(a), 10 and 12(b), guarantees by NU of HWP Rule 45

To the extent any other sections of the Act or rules thereunder may be applicable to the proposed transactions, the Applicants request appropriate orders thereunder.

Other Matters

     12. Except in accordance with the Act, neither NU nor any subsidiary thereof (a) has acquired an ownership interest in an exempt wholesale generator ("EWG") or a foreign utility company ("FUCO") as defined in Sections 32 and 33 of the Act, or (b) now is or as a consequence of the transactions proposed herein will become a party to, or has or will as a consequence of the transactions proposed herein have a right under, a service, sales, or construction contract with an EWG or a FUCO. None of the proceeds from the transactions proposed herein will be used by NU and its subsidiaries to acquire any securities of, or any interest in, an EWG or a FUCO.

     13. NU currently meets all of the conditions of Rule 53(a), except for clause (1). At September 30, 2000, NU's "aggregate investment," as defined in Rule 53(a)(1), in EWGs and FUCOs was approximately $469.5 million, or approximately 74% of NU's average "consolidated retained earnings," also as defined in Rule 53(a)(1), for the four quarters ended September 30, 2000 ($638.8 million). With respect to Rule 53(a)(1), however, the Commission has determined that NU's financing of its investment in Northeast Generation Company ("NGC"), NU's only current EWG or FUCO, in an amount not to exceed $481 million or 83% of "average consolidated retained earnings" would not have either of the adverse effects set forth in Rule 53(c). See Northeast Utilities, HCAR No. 27148 (March 7, 2000). NU continues to assert that its EWG investment in NGC will not adversely affect the NU system.

     14. In addition, NU and its subsidiaries are in compliance with the other provisions of Rule 53(a) and (b), as demonstrated by the following determinations:

(i) NGC maintains books and records, and prepares financial statements in accordance with Rule 53(a)(2). Furthermore, NU has undertaken to provide the Commission access to such books and records and financial statements, as it may request.

(ii) No employees of NU's public utility subsidiaries have rendered services to NGC.

(iii) NU has submitted (a) a copy of each Form U-1 and Rule 24 certificate that has been filed with the Commission under Rule 53 and
(b) a copy of Item 9 of the Form U5S and Exhibits G and H thereof to each state regulator having jurisdiction over the retail rates of NU's public utility subsidiaries.

(iv) Neither NU nor any subsidiary has been the subject of a bankruptcy or similar proceeding unless a plan of reorganization has been confirmed in such proceeding.

(v) NU's average consolidated retained earnings for the four most recent quarterly periods have not decreased by 10% or more from the average for the previous four quarterly periods.

(vi) In the previous fiscal year, NU did not report operating losses attributable to its investment in EWGs/FUCOs exceeding 3 percent of NU's consolidated retained earnings.

15. The proposed transactions, considered in conjunction with the effect of the capitalization and earnings of NU's EWGs and FUCOs, would not have a material adverse effect on the financial integrity of the NU system, or an adverse impact on NU's public-utility subsidiaries, their customers, or the ability of State commissions to protect such public-utility customers.

16. The Rule 53(c) Order was predicated, in part, upon an assessment of NU's overall financial condition which took into account, among other factors, NU's consolidated capitalization ratio and its retained earnings, both of which have improved since the date of the order. NU's EWG investment (it has no FUCO investment) has been profitable for the periods beginning March 7, 2000 and ending March 31, 2000, June 30, 2000 and September 30, 2000 respectively. As of December 31, 1999, the most recent period for which financial statement information was evaluated in the Rule 53(c) Order, NU's consolidated capitalization consisted of 35.3% common equity and 64.7% debt (including long and short-term debt, preferred stock, capital leases and guarantees). As of June 30, 2000, the end of the first quarter after the issuance of the Rule 53(c) Order, the consolidated capitalization ratios of NU, with consolidated debt including all short-term debt and non-recourse debt of the EWG was as follows:





                                 As of June 30, 2000
                                (thousands
                                 of dollars)       %

Common shareholders' equity      2,365,854       36.9
Preferred stock                    277,700        4.3
Long-term and short-term debt    3,768,353       58.8
                         \       6,411,907      100.0

     17. The consolidated capitalization ratios of NU as of September 30, 2000, with consolidated debt including all short-term debt and non-recourse debt of the EWG was as follows:

                              As of  September 30, 2000
                              (thousands
                              of dollars)          %

Common shareholders' equity       2,413,785       37.9
Preferred stock                     277,700        4.3
Long-term and short-term debt     3,683,667       57.8
                                  6,375,152      100.0

    18. NU's consolidated retained earnings have increased from $582 million as of December 31, 1999 to $691 million as of September 30, 2000. NU's interest in NGC (its only EWG or FUCO) has made a positive contribution to earnings in that time by contributing $15 million to NU's retained earnings with revenues of $75.5 million and net income of $15.7 million. Accordingly, since the date of the Rule 53(c) Order, the capitalization and earnings attributable to NU's investments in EWGs and FUCOs has not had an adverse impact on NU's financial integrity.

ITEM 4
Regulatory Approvals

     19. No state or Federal regulatory approval, other than the approval of the Commission pursuant to this Application, is required to consummate the transactions described herein.

ITEM 5
Procedure

     20. Northeast Utilities respectfully requests the Commission's approval, pursuant to this Application, of all transactions described herein, whether under the sections of the Act and Rules thereunder enumerated in Item 3 or otherwise. It is further requested that the Commission issue an order authorizing the transactions proposed herein at the earliest practicable date. As a condition to the consent and waiver given by the Banks, NU covenanted to file this Application and diligently seek the issuance of an order from the Commission. Additionally, NU (i) requests that there not be any recommended decision by a hearing officer or by any responsible officer of the Commission, (ii) consents to the Office of Public Utility Regulation within the Division of Investment Management assisting in the preparation of the Commission's decision, and (iii) waives the 30-day waiting period between the issuance of the Commission's order and on the date on which it is to become effective, since it is desired that the Commission's order, when issued, become effective immediately.

ITEM 6
Exhibit and Financial Statements

asterisked (*) items are to be provided by amendment to this Application)

     21. (a) Exhibits

F.  Opinion of Counsel

G.  Financial Data Schedules*

H.  Proposed Form of Notice

   (b) Financial Statements

1.1 Balance Sheet of NU and consolidated subsidiaries, as of September 30, 2000 (incorporated by reference to the Quarterly Report on Form 10-Q of NU for the period ended September 30, 2000) (File No. 1-
5324).

1.2 Statements of Income of NU and consolidated subsidiaries for the period ended September 30, 2000 (incorporated by reference to the Quarterly Report on Form 10-Q of Alliant for the period ended September 30, 2000) (File No. 1-5324).

The pro-forma effect on NU's financial statements of the issuance of the proposed guarantees by NU is not material and therefore no pro forma financial statements are filed

ITEM 7

INFORMATION AS TO ENVIRONMENTAL EFFECTS

27. (a) The transactions described herein do not involve a major Federal action significantly affecting the quality of the human environment.

      (b) No other federal agency has prepared or is preparing an environmental impact statement with regard to the proposed transaction.


SIGNATURES

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

NORTHEAST UTILITIES


By: /S/Randy A. Shoop
    Assistant Treasurer - Finance


Date: February 20, 2001